Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, September 03, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of CVM Instruction No. 358, as of January 03, 2002, as amended, and CVM Instruction No. 480, as of December 7, 2009, as amended, hereby informs its shareholders and the market in general that, on the date hereof, the Company received a correspondence from BNDES Participações S.A. (“BNDESPAR”) communicating that BNDESPAR is evaluating the sale of up to the totality of the common shares issued by Suzano in its ownership, through a secondary public offering of shares (follow-on) ("Transaction").

BNDESPAR also communicated in its correspondence that Banco JP Morgan S.A. has been selected as the leader coordinator for the referred offering which shall also have in the coordination consortium Bank of America Merrill Lynch Banco Múltiplo S.A., Banco Itaú BBA S.A., Banco Bradesco BBI S.A. and XP Investimentos Corretora de Câmbio Títulos e Valores Mobiliários S.A. Furthermore, BNDESPAR has pointed out that the launch of such public offering is subject to several factors, including the existence of favorable market conditions, notably price, the approval of its internal governance and the analysis of the Brazilian Securities and Exchange Commission (CVM) and other regulatory and self-regulatory entities in accordance with the applicable legislation.

In view of the above, BNDESPAR requests the cooperation of the Company and its executives aiming the implementation of the Transaction, including the availability of the information and documents necessary for the completion of the Transaction, pursuant to article 47 of CVM Instruction No. 400, as of December 29, 2003, as amended.

As of August 31, 2020, BNDESPAR held 150,217,425 Suzano common shares, representing roughly 11.03% of the total common shares issued by the Company.

This communication is merely informative according to the applicable legislation and shall not be considered as an offering announcement in Brazil, in the United States of America or in any other jurisdiction.

The Company will keep its shareholders and the market in general duly informed on further developments of the matter of this Material Fact in accordance with the applicable legislation.

São Paulo, September 03, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer